UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*


DEERFIELD TRIARC CAPITAL CORP.
-----------------------------------------------------------------
(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
-----------------------------------------------------------------
(Title of class of Securities)


244572301
--------------
(CUSIP Number)


1 May 2006
-----------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section
240.13d-1(3), 240.1d-1(f)or 240.13d-1(g), check the following
box. [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












CUSIP NO. 244572301				Page 2 of 19 Pages

1.	NAME OF REPORTING PERSON
		ROSS FINANCIAL CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    									   (b)  [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			-0-

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		-0- shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
	EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		0%
14.	TYPE OF REPORTING PERSON*
		CO-CORPORATION













CUSIP NO. 244572301				Page 3 of 19 Pages

1.	NAME OF REPORTING PERSON
		KENNETH B. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			-0-

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		-0- shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		0%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL













CUSIP No. 244572301				Page 4 of 19 Pages

1.	NAME OF REPORTING PERSON
		WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
    									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER			2,173,600

8.  	SHARED VOTING POWER			-0-

9.  	SOLE DISPOSITIVE POWER		2,173,600

10.  	SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		2,173,600 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		4.2%
14.	TYPE OF REPORTING PERSON
		OO-PRIVATE FOUNDATION











CUSIP NO. 244572301				Page 5 of 19 Pages

1.	NAME OF REPORTING PERSON
		RUSHMORE INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			    4,122,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		    4,122,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,122,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		8.0%
14.	TYPE OF REPORTING PERSON*
		CO-CORPORATION









CUSIP NO. 244572301				Page 6 of 19 Pages

1.	NAME OF REPORTING PERSON
		ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,122,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,122,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,122,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		8.0%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL










CUSIP NO. 244572301				Page 7 of 19 Pages

1.	NAME OF REPORTING PERSON
		COPPER MOUNTAIN INVESTMENTS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   WC-INVESTMENT PORTFOLIO OF REPORTING
PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		9.2%
14.	TYPE OF REPORTING PERSON
		CO-CORPORATION









CUSIP NO. 244572301				Page 8 of 19 Pages

1.	NAME OF REPORTING PERSON
		ROBERT C. DART RESIDUAL TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		9.2%
14.	TYPE OF REPORTING PERSON
		00-TRUST








CUSIP NO. 244572301				Page 9 of 19 Pages

1.	NAME OF REPORTING PERSON
		WILLIAM A. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP - UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		9.2%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL





CUSIP NO. 244572301				Page 10 of 19 Pages

1.	NAME OF REPORTING PERSON
		CLAIRE T. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   00-NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP-UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  	SOLE VOTING POWER				-0-

8.  	SHARED VOTING POWER			4,775,000

9.  	SOLE DISPOSITIVE POWER			-0-

10.  	SHARED DISPOSITIVE POWER		4,775,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
		4,775,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
		EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		9.2%
14.	TYPE OF REPORTING PERSON
		IN-INDIVIDUAL



CUSIP No. 244572301				Page 11 of 19 Pages

ITEM l.  SECURITY AND ISSUER
		COMMON STOCK
		DEERFIELD TRIARC CAPITAL CORP. (the Issuer)
       6250 N. RIVER ROAD
       ROSEMONT, IL  60018

ITEM 2.  REPORTING PERSONS

Ross Financial Corporation, P. O. Box 31363 SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands company, owns an investment portfolio. Ross Financial Corporation is a direct wholly owned subsidiary of STS, Inc., P. O. Box 31363SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands company.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of STS, Inc. Mr. Dart is also the President of Dart Container Corporation, a seller of food service products, of P. O. Box 31372 SMB, Grand Cayman, Cayman Islands, BWI.

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Rushmore Investments Ltd. (Rushmore), P. O. Box 30229 SMB, Grand
Cayman,Cayman Islands, BWI, a Cayman Islands company, owns an investment portfolio.

Robert C. Dart, P. O. Box 30229 SMB, Grand Cayman, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of Rushmore. Mr. Dart is also the Chief Executive Officer of Dart Container Corporation, a seller of food service products, of P. O. Box 31372 SMB, Grand Cayman, Cayman Islands, BWI.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363 SMB, Grand Cayman, Cayman Islands, BWI, a Cayman
Islands company, owns an investment portfolio.

Robert C. Dart Residual Trust (the Dart Residual Trust), c/o Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Michigan trust, owns all of the outstanding stock of Copper Mountain. Dart Financial Corporation, 500 Hogsback Road, Mason, MI 48854, a Nevada corporation, is the Trustee of the Dart Residual Trust.

William A. Dart and Claire T. Dart, 1952 Field Road, Sarasota, FL 34231,US citizens, through the William A. Dart Revocable Trust and the Claire T. Dart Revocable Trust, own Dart Financial Corporation. William A. Dart is also an employee of Dart Container Company of FL, LLC, a contract manufacturer and seller of food service products, of 4610 Airport Road, Plant City, FL 33563.

The Dart Foundation, Rushmore, Robert C. Dart, Copper Mountain, the Dart Residual Trust, William A. Dart and Claire T. Dart (the Reporting Persons)are filing jointly because they may be regarded as a group. As a result of the disposition of all of the shares of the Issuer beneficially owned

CUSIP No. 244572301				Page 12 of 19 Pages

by Ross Financial Corporation and Kenneth B. Dart, Ross Financial Corporation and Kenneth B. Dart are no longer deemed members of the group reported herein. However, a) Rushmore, Copper Mountain, and the Dart Foundation each disclaim beneficial ownership of the shares owned by the others, (b) Robert C. Dart disclaims beneficial ownership of the shares owned by Copper Mountain and the Dart Foundation, and (c) the Dart Residual Trust, William A. Dart and Claire T. Dart disclaim beneficial ownership of the shares owned by Rushmore and the Dart Foundation.

Each of the Reporting Persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

In the last five years, none of the Reporting Persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the Reporting Persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


ITEM 3.  SOURCE OF FUNDS

Item 3 is hereby amended as follows:

Copper Mountain invests on its own behalf. Its source of funds for the transaction reported herein is a loan from Rushmore in the amount of US$63,700,000.00 dated as of 3 May 2006, bearing interest at the fixed rate of 8.5%, with interest payable quarterly and the principal payable on or before 31 March 2013. A copy of the Promissory Note is attached to this Amendment No. 3 to Schedule 13D as Exhibit B and is hereby incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION
The purpose of the investment for each of the Reporting Persons is income from the anticipated dividend stream and from increases in the stock value. The Reporting Persons have no other plans or proposals with respect to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)

As of the date of this Amendment No. 3 to Schedule 13D, the Reporting Persons beneficially own, in the aggregate, 11,070,600
(21.4%) of the outstanding shares of the common stock of the Issuer.

Reporting Person		Shares Beneficially Owned	Percentage

William and Claire
	Dart Foundation		  2,173,600			4.2%



CUSIP No. 244572301				Page 13 of 19 Pages

Rushmore Investments Ltd.	  4,122,000			8.0%
Robert C. Dart 			  4,122,000			8.0%

Copper Mountain
	Investments Limited	4,775,000			9.2%
Robert C. Dart Residual Trust	4,775,000			9.2%
William A. Dart 			4,775,000			9.2%
Claire T. Dart 			4,775,000			9.2%

As a result of the transactions reported herein, the following persons have disposed of all of their shares of the Issuer. This is the last report that will be filed by these persons as a part of this group:
	Ross Financial Corporation
	Kenneth B. Dart

Item 5(b)

William and Claire Dart Foundation    2,173,600 shares over which
	there is sole voting and dispositive power
Rushmore Investments Ltd.  4,122,000 shares over which there are
	shared voting and dispositive powers.
Robert C. Dart   4,122,000 shares over which there are shared
      voting and dispositive powers
Copper Mountain Investments Limited   4,775,000 shares over which
	there are shared voting and dispositive powers.
Robert C. Dart Residual Trust  4,775,000 shares over which there
	are shared voting and dispositive powers.
William A. Dart   4,775,000 shares over which there are shared
      voting and dispositive powers
Claire T. Dart    4,775,000 shares over which there are shared
      voting and dispositive powers

Item 5(c)
Since the filing of Amendment No. 2 to Schedule 13D, Rushmore purchased the following shares trough a broker:

	Date		Quantity		Price
	3/14/06	   200		$12.94
	3/14/06	12,600		$12.95
	3/14/06	   900		$12.99
	3/14/06	26,300		$13.00
	3/15/06	 2,400		$13.04
	3/15/06	   500		$13.03
	3/15/06	   500		$13.02
	3/15/06	14,200		$13.00
	3/15/06	   600		$12.99
	3/15/06	 1,100		$12.98
	3/15/06	   700		$12.97

In addition, on 1 May 2006,Rushmore purchased in a private transaction 3,880,000 shares of the Issuer from Ross Financial Corporation for a price of $13.34 per share, and Copper Mountain purchased in a private transaction 4,775,000 shares of the Issuer from Ross Financial Corporation for a price of $13.34 per share.

CUSIP No. 244572301				Page 14 of 19 Pages

Items 5(d) and (e) - Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER
	None.


ITEM 7.  EXHIBITS

Exhibit A.  Joint Filing Agreement
Exhibit B.	Promissory Note


SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
3 May 2006

KENNETH B. DART
3 May 2006

WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
3 May 2006

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
3 May 2006

ROBERT C. DART
3 May 2006

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
3 May 2006

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
3 May 2006

WILLIAM A. DART
3 May 2006

CLAIRE T. DART
3 May 2006






CUSIP No. 244572301				Page 15 of 19 Pages

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Form 13D (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Triarc Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
3 May 2006

RUSHMORE INVESTMENTS LTD.
BY:  James D. Lammers, Director
3 May 2006

ROBERT C. DART
3 May 2006

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
3 May 2006

ROBERT C. DART RESIDUAL TRUST
BY:  Dart Financial Corporation, Trustee
	William A. Dart, President
3 May 2006

WILLIAM A. DART
3 May 2006

CLAIRE T. DART
3 May 2006



CUSIP No. 244572301				Page 16 of 19 Pages


EXHIBIT B:  PROMISSORY NOTE

THIS PROMISSORY NOTE (THIS NOTE) HAS NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH,
THE SALE OR DISTRIBUTION THEREOF.

PROMISSORY NOTE

      U.S. $63,700,000						May 3, 2006

      FOR VALUE RECEIVED, the undersigned, COPPER MOUNTAIN INVESTMENTS LIMITED, a Cayman exempted company (the Maker), hereby promises to pay to RUSHMORE INVESTMENTS LIMITED, a Cayman exempted company, and its registered assigns(the Holder), on or before March 31, 2013, the principal sum of SIXTY THREE MILLION SEVEN HUNDRED THOUSAND DOLLARS (U.S. $63,700,000), with interest (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid principal amount of this Note at the rate of 8.50% per annum from the date hereof until such principal has been fully paid, provided, that, if any amount of principal or
interest hereunder is not paid when due (whether by acceleration or otherwise), interest on such past due principal, and to the fullest extent permitted by law on such past due interest, shall accrue at the rate of 10.50% per annum until such past due amounts have been fully paid.  Interest shall be payable
quarterly on June 30, September 30, December 31, and March 31 in each year, commencing with June 30, 2006, and continuing until all principal of and interest on this Note has been paid in full; provided, that, interest on any amount not paid when due shall, at the option of the Holder, be payable on demand.  If any
payment made hereunder shall be stated to be due on a day that is not a Business Day (as defined below), the due date thereof shall be deemed to be the first Business Day immediately preceding such stated due date.
      As used herein, the following terms have the following meanings: (a) Business Day means any day other than a day on which commercial banks are authorized or required to close in New York, New York; (b) Disposition means a direct or indirect transfer, assignment, sale, gift or any other disposition whether voluntary, involuntary or by operation of law); and (c) Person shall mean any natural person, corporation, limited iability company, trust, joint venture, association, company, partnership, governmental authority or other entity.
      All amounts payable under this Note shall be payable in immediately available funds in United States Dollars to the
Holder at an account of the Holder at a bank located in New York, New York, to be designated to the Maker by the Holder in writing within thirty (30) Business Days from the date hereof, or to such other bank and account of the Holder located in New York, New
York, as may be designated to the Maker by the Holder from time to time in writing, in each case, at least ten (10) Business Days prior to the making of any payment to the Holder. All payments on this Note shall be applied first to accrued interest and thereafter to the outstanding principal balance hereof.
CUSIP No. 244572301				Page 17 of 19 Pages

      All payments to be made hereunder shall be made without set-off or counterclaim and in such amounts as may be necessary in order that every such payment (after deduction or withholding for or on account of any present or future taxes, levies, imposts, duties or other charges of whatever nature imposed by the country of the Maker or any political subdivision or taxing authority therein or thereof) shall not be less than the amounts otherwise specified to be paid hereunder.
      This Note may be prepaid by the Maker, in whole or in part, at any time without premium or penalty. Accrued and unpaid interest with respect to any principal amount prepaid shall be due and payable on the date of such prepayment.
      The following events shall each constitute an Event of
Default hereunder:
      (i)	the failure of the Maker to make payment of any
outstanding principal when due and payable hereunder;
(ii) the failure of the Maker to make payment of any
accrued interest when due and payable hereunder, and such
failure continues for more than five (5) Business Days after such due date; and
(iii) the failure of the Maker to generally pay its debts
as they come due or the admission in writing by the Maker of its inability to pay its debts generally, or the making by the Maker of an assignment for the benefit of creditors, or the institution of any proceeding by or against the Maker seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or the appointment of a receiver, trustee, custodian or other similar official for the Maker or for any substantial part of its property and, in the case of institution of any such proceeding against the Maker, either such proceeding remaining undismissed or unstayed for a period of 90 days or any of the actions sought in the proceeding occurring, or the Maker taking any corporate or other authorizing action in respect of the foregoing.
Upon the occurrence of an Event of Default, the Holder, in its sole discretion, by written notice to the Maker, may declare the outstanding principal and all accrued and unpaid interest thereon to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or notice of any kind
(except notice of acceleration as aforesaid), all of which are hereby expressly waived by the Maker; provided, that upon the occurrence of any event specified in clause (iii) of the definition of Event of Default with respect to the Maker such amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Maker. The Maker shall pay all costs and expenses of every kind incurred by Holder for any collection occasioned by an Event of Default, including reasonable attorneys fees incurred in connection with any such collection.
      The Holder may not make any Disposition of all or any
portion of this Note unless and until (i) the Holder shall have notified the Maker of the proposed Disposition (which notice shall be
CUSIP No. 244572301				Page 18 of 19 Pages

accompanied by a detailed statement of the circumstances surrounding such proposed Disposition), (ii) the Holder has obtained the written consent of the Maker regarding such proposed Disposition, and (iii) (a) the proposed transferee has delivered to the Maker an opinion of counsel reasonably satisfactory to the Maker (or other evidence reasonably satisfactory to the Maker)
that the Disposition to such proposed transferee will be exempt from registration under the Securities Act of 1933, as amended, and otherwise complies with applicable securities laws, or (b)
the Maker has waived the requirement for such opinion or such other evidence. Each Person who shall become a permitted transferee pursuant to this paragraph agrees to be subject to the terms of this paragraph to the same extent as if such permitted transferee were an original party hereunder. To evidence any assignment permitted hereunder, the Holder or any permitted transferee shall comply with provisions of the immediately succeeding paragraph.
      This Note is a registered Note and, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holders attorney duly authorized in writing, a new Note for a like outstanding
principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Maker may treat the Person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Maker will not be affected by any notice to the contrary. The Holder agrees that, in order to ensure compliance with the restrictions referred to herein, the Maker shall not be required to transfer on its books the Note if it has been sold or otherwise transferred in violation of any of the provisions hereof.  The Maker shall keep a register in which the Maker shall provide for the registration of the Note and the transfer of the Note.
      It is the intention of the parties to comply strictly with applicable usury laws. Accordingly, notwithstanding any provision to the contrary contained herein, in no event shall this Note require the payment or permit the payment, taking, reserving, receiving, collection or charging of any sums constituting interest under applicable laws that exceed the maximum amount permitted by such laws, as the same may be amended or modified from time to time (the Maximum Rate). If any such excess interest is called for, contracted for, charged, taken, reserved or received in connection with this Note, or in any communication by the Holder or any other Person to the Maker or any other Person, or in the event that all or part of the
principal or interest hereof or thereof shall be prepaid or accelerated, so that under any of such circumstances or under any other circumstance whatsoever the amount of interest contracted for, charged, taken, reserved or received on the amount of principal actually outstanding from time to time hereunder shall exceed the Maximum Rate, then in such event it is agreed that:
(a) the provisions of this paragraph shall govern and control;
(b) neither the Maker nor any other Person now or hereafter
liable for the payment of this Note shall be obligated to pay the amount of such interest to the extent it is in excess of the Maximum Rate; (c) any such excess interest which is or has been received by the Holder, notwithstanding this paragraph, shall be credited against the then unpaid principal balance hereof or thereof, or if this Note has been or would be paid in full by such credit, refunded to Maker; and (d) the provisions of this Note, and any other communication to the Maker, shall immediately be deemed reformed and such excess interest reduced, without the necessity of executing any other document, to the Maximum Rate.
The right to accelerate the maturity of this Note does not
include
CUSIP No. 244572301				Page 19 of 19 Pages

the right to accelerate, collect or charge unearned interest, but only such interest that has otherwise accrued as of the date of acceleration. Without limiting the foregoing, all calculations of the rate of interest contracted for, charged, taken, reserved or received in connection with this Note which are made for the purpose of determining whether such rate exceeds the Maximum Rate shall be made to the extent permitted by applicable laws by amortizing, prorating, allocating and spreading during the period of the full term hereof, including all prior and subsequent renewals and extensions hereof, all interest at any time contracted for, charged, taken, reserved or received by the Holder.
      EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS NOTE AND FOR ANY COUNTERCLAIM THEREIN; AND IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY SUCH LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.
      No delay on the part of the Holder in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. The options, powers and rights of the Holder herein specified are in addition to those otherwise available at law or in equity.
      This Note may not be amended without the prior written consent of both the Holder and the Maker.
      In case at any time after the execution of this Note any further action is necessary or desirable to carry out the purposes hereof, each of the parties hereto shall take such further action (including the execution and delivery of such further instruments and documents) as the other party reasonably may request.
      THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

	COPPER MOUNTAIN INVESTMENTS LIMITED


      Original signed by James D. Lammers, Director